July 24, 2019

David Moss
Chief Financial Officer
Inmune Bio, Inc.
1200 Prospect Street, Suite 525
La Jolla, CA 92037

       Re: Inmune Bio, Inc.
           Registration Statement on Form S-1
           Filed July 18, 2019
           File No. 333-232706

Dear Mr. Moss:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    David B. Manno - Sichenzia Ross Ference LLP